UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

File No. 1-3285	41-0417775
(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

Mark Copman, Vice President

3M Sourcing Operations

 (651) 733-1110

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report (Form SD) for 3M Company (“3M,” “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2013.

Conflict Minerals are defined by the Securities and Exchange Commission (SEC) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”).  During calendar year 2013, 3M manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products.

3M therefore conducted a “reasonable country of origin inquiry” (RCOI) to determine whether any of those minerals: (1) originated in the Democratic Republic of Congo (DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola(together, the “Covered Countries”); or (2) are from recycled or scrap sources.

A.            Introduction:

1.              3M’s Business: 3M is a diversified technology company with a global presence in the Industrial, Safety and Graphics, Electronics and Energy, Health Care and Consumer businesses.

2.              3M Supply Chains:  3M supply chains are complex, including thousands of suppliers spread over different tiers in those chains.  Supplied materials are used in products serving numerous industry sectors.  3M is typically many tiers from smelters or refiners that would have information on mines supplying 3TG.  Moreover, to the extent 3TG are present in 3M products the content may be at trace levels.  Supply chains are still at an early stage in their capacity to obtain and transmit smelter identities, resulting in long delays, incomplete data and extensive supplier follow-up. Obtaining information regarding smelters, refiners and mine location is therefore challenging.

3.              3M’s Conflict Minerals Policy: 3M adopted a Conflict Minerals Policy (“Policy”) in July, 2011.  The Policy applies to all suppliers.  It was updated in November 2012 following the SEC’s adoption of the final conflict minerals rule (“Final Rule”), and is available on our website along with other information on 3M’s conflict minerals program.  3M expects its suppliers to: (a) supply materials that are “DRC conflict free”; (b) adopt a conflict minerals policy consistent with 3M’s; (c) implement management systems to support compliance with their conflict minerals policy; and (d) require their suppliers to take the same steps.

4.              3M’s Commitment to Industry Participation in the Conflict Free Sourcing Initiative (CFSI): As a downstream company that does not typically contract directly with 3TG smelters or refiners, 3M actively collaborated with others in industry through participation in the Conflict Free Sourcing Initiative (CFSI), which evolved from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI).  The CFSI is an industry-wide initiative to develop control systems regarding smelters and refiners through independently validated audits under CFSI’s Conflict Free Smelter (CFS) program.  In furtherance of our commitment to industry collaborative controls and the CFS program in particular, in 2013 3M approved a donation to the CFSI Fund to provide financial assistance to smelters for their first-year audit, with actual payment occurring in January, 2014.  The Fund is intended to eliminate barriers to smelter participation in the CFS program.

B.            Description of RCOI:

1.              RCOI Elements:  The elements of 3M’s RCOI were identification and prioritization of suppliers, supplier data collection and an assessment of supplier data to determine whether further due diligence was required.

2.              Prioritized Supplier Inquiry:  In view of 3M’s extensive supply chains, 3M determined that a reasonably designed and good faith inquiry should focus on higher priority suppliers consistent with the Conflict Free Smelter Initiative (CFSI) Reasonable Practices Guidance.  3M designated over 60 employees globally as “Conflict Minerals Advisors” (CMAs).  The CMAs and hundreds of other knowledgeable 3M personnel identified products containing 3TG necessary to the functionality or production of those products (“Necessary 3TG”).  This process resulted in many product families and individual products being screened out from further inquiry, as not containing Necessary 3TG.  3M then prioritized its review of those products containing Necessary 3TG and the corresponding supply chains taking into account various factors such as estimated content of 3TG, type of mineral, amount of spend, the nature of the supply chain, and supplier location.

3.              Data Collection Via Web-Enabled Supplier Inquiry:  Once the relevant higher priority suppliers (“Supplier Group”) were identified, 3M asked the Supplier Group to provide information about the Necessary 3TG in their products based on the industry standard EICC-GeSI CFSI reporting template, now called the CFSI Conflict Minerals Reporting Template (CMRT).  This request was web-enabled using 3M’s Supplier Regulatory eEnablement (SREE) system.

C.  Results of RCOI:

1.              Supplier Responses:  Downstream companies such as 3M are not likely to have direct information on the sources of minerals upstream of the smelters or refiners (SORs) in their supply chains.  Instead, downstream companies rely on available information regarding SORs identified through supplier inquiry.  Accordingly, 3M reviewed supplier responses resulting from the inquiry described in Paragraph B.2 above as well as information from capacity-building interactions and efforts with suppliers to elicit responses and encourage development of conflict minerals programs.  These supplier responses and our capacity-building efforts affirmed information on supply chain maturity gathered through participation in the CFSI program and other industry associations.  During 2013, multi-tiered supply chains were still building capacity to pass 3TG-related inquiries and information on SORs up and down those supply chains.  As a downstream company typically several tiers from SORs, 3M relied on information from direct suppliers, many of them smaller and private companies.  These direct suppliers were building their conflict minerals programs and capacities to transmit conflict mineral information during 2013.

2.              Conclusion: Based on its RCOI, 3M could not reasonably determine whether Necessary 3TG for products manufactured in 2013 originated in the Covered Countries or were entirely from recycled or scrap sources because data from suppliers is incomplete, supply chain capacity is still building and the SOR certification programs are still evolving.  Accordingly, 3M conducted further due diligence on the source and change of custody of Necessary 3TG contained in products supplied by the Supplier Group.  The results of that due diligence are described in the attached Conflict Minerals Report.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, 3M has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://phx.corporate-ir.net/phoenix.zhtml?c=80574&p=irol-sec.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02 — Conflict Minerals Report for the period January 1 to December 31, 2013, as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

3M COMPANY

/s/ Christopher D. Holmes	June 2, 2014

By: Christopher D. Holmes,	(Date)

Senior Vice President, Supply Chain